John Hancock Funds

601 Congress Street

Boston, Massachusetts 02210-2805

February 22, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Brion R. Thompson, Esq.

			Post-Effective Amendment Nos.		Accession Number
Re:	Name of Registrant	File Nos.	Securities Act of 1933	Investment Company Act of 1940
	John Hancock Capital Series	002-29502; 811-01677	83	62	0000950123-09-071517
	John Hancock Investment Trust	002-10156; 811-00560	113	65	0000950123-09-071584
	John Hancock Investment Trust II	002-90305; 811-03999	61	61	0000950123-09-071522
	John Hancock Investment Trust III	033-04559; 811-04630	56	57	0000950123-09-071489

Dear Mr. Thompson:

This letter is in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed by telephone conversation on Wednesday, February 17, 2010 with respect to the prospectuses and Statements of Additional Information (“SAIs”) included in the Post-Effective Amendments listed above (each, an “Amendment”) for the registrants listed above (each, a “Trust”), each of which was filed with the SEC on December 17, 2009.  The purpose of each Amendment was to implement new disclosure rules relating to revisions to Form N-1A, particularly as they relate to the new summary portion of the prospectus for an open-end investment company.  Set forth below is a summary of each comment followed by our response.

I.              General Comment

1.                   Comment — Summary Prospectus.  Please state whether the Trusts’ series (the “Funds”) intend to use Summary Prospectuses in accordance with Rule 498 under the Investment Company Act of 1940, as amended (the “1940 Act”), and, if so, please provide a sample of the legend that will be included at the beginning of each Fund’s Summary Prospectus.

Response.  Each Fund intends to use a Summary Prospectus, which will be filed with the SEC in accordance with Rule 497(k) under the 1940 Act.  The following is the legend that will be included at the beginning of each Summary Prospectus (variable based on share class of Fund shown in brackets):

Before you invest, you may want to review the fund’s prospectus, which contains more information about the fund and its risks.  You can find the fund’s prospectus and other information about the fund, including the statement of additional information and most recent reports to shareholders, online at www.jhfunds.com/Forms/Prospectuses.aspx.  You can also get this information at no cost by calling [1-800-225-5291] or by sending an e-mail request to info@jhfunds.com.  The fund’s prospectus and statement of additional information both dated March 1, 2010, and most recent report to shareholders, dated October 31, 2009, are all incorporated by reference into this Summary Prospectus.

II.            Global Prospectus Comments

2.                   Comment — Risk/Return Summary — Fees and Expenses — Fee Table.  Please revise the sentences that begin “Shareholder transaction expenses” and “Annual operating expenses” to conform to the headings and parenthetical information prescribed in Item 3 of Form N-1A.  In addition, please make conforming changes to the captions in the fee table corresponding to these sentences.

Response.  The requested change will be made.  The sentences that begin “Shareholder transaction expenses” and “Annual operating expenses” will be amended to read as follows:

Shareholder fees are those fees paid directly from your investment.

Annual fund operating expenses are those expenses that you pay each year as a percentage of the value of your investment.

In addition, conforming changes will be made to the corresponding captions in the fee table.

3.                   Comment — Risk/Return Summary — Fees and Expenses — Fee Table (applicable to prospectuses for share classes that do not charge shareholder-level fees).  Please include the standard caption relating to “Shareholder fees” and disclose that no such fees are applicable.

Response.  The requested change will be made.  With respect to prospectuses for share classes that do not impose shareholder-level fees, the following will be added in the table of Fund fees and expenses (Class I share disclosure is shown as an example):

Shareholder fees are those fees paid directly from your investment.

Class I
Shareholder fees	None

4.                   Comment — Risk/Return Summary — Fees and Expenses — Expense Example.  In the introductory paragraph, please delete the sentence that reads: “The example is for comparison only and does not reflect actual expenses and returns, either past or future” as that sentence is not required by Form N-1A.

Response.  The requested change will be made.

5.                   Comment — Fund Summary — Past Performance.

(a)           In the first paragraph of this section, please disclose that the performance information shown provides some indication of the risks of investing in the Fund.

(b)           The second paragraph of this section reads as follows:

Average annual total returns These include sales charges.  Performance of a broad-based market index is included for comparison.  Indexes have no sales charges and you cannot invest in them directly.  All figures assume dividend reinvestment.

After the caption, please revise the subsequent text to state only that the performance of a broad-based market index is included for comparison.  The other sentences in this section are not required by Form N-1A.

Response.

(a)           The requested disclosure will be provided.  The second sentence of this introductory paragraph will be revised as follows (revisions shown in brackets):

[The following performance information shown provides some indication of the risks of investing in the fund.]  Fund returns vary from year to year and may indicate the fund’s level of volatility; however, as always, past performance (before and after taxes) does not indicate future results.

(b)           The requested changes will be made.  The second paragraph will be revised to read as follows:

Average annual total returns Performance of a broad-based market index is included for comparison.

6.                   Comment — Fund Summary — Past Performance (applicable to prospectuses of share classes that show performance of other classes of the same Fund).

Please move to the introductory narrative for this section the text of the footnote that explains that the performance shown in this section represents the performance of another share class.  An example of this can be seen in the prospectus for Class R1, Class R3, Class R4 and Class R5 shares of John Hancock Balanced Fund, a series of John Hancock Investment Trust.

Response.  The requested change will be made.

7.                   Comment — Fund Summary — Principal Risks.  Please move the following sentence of the “Equity securities” risk factor to the “Principal investment strategies” section, as applicable:

Equity securities may include common, preferred and convertible preferred stocks and securities, the values of which are tied to the price of stocks, such as rights, warrants and convertible debt securities.

Response.  The requested change will be made.

8.                   Comment — Fund Summary — Taxes.  Please disclose the manner in which investors who hold shares through tax-deferred arrangement, such as a 401(k) plan or individual retirement accounts, will pay tax on their investment at some point in the future.

Response.  The requested disclosure will be provided.  This section will be revised as follows (additional language in brackets):

The fund typically declares and pays income dividends and capital gains, if any, at least quarterly.  The fund’s distributions are taxable, and will be taxed as ordinary income and/or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or individual retirement account.  [Withdrawals from such tax-deferred arrangements may be subject to tax.]

9.                   Comment — Fund Summary — Payments to Broker-Dealers and Other Financial Intermediaries.  Please delete the second sentence, which reads: “These firms may be compensated for selling shares of the fund in two ways; directly, by the payment of sales commissions, if any, and indirectly, as a result of the fund paying Rule 12b-1 fees” as that sentence is not required by Form N-1A.

Response.  The requested change will be made.

III.           Individual Fund Prospectus Comments

John Hancock Balanced Fund, a series of John Hancock Investment Trust

10.                Comment — Fund Summary — Past Performance — Average Annual Total Returns Table.

(a)                 In the footnote that describes a change in the Fund’s bond market benchmark index, please delete references to the Fund’s stock market index, which did not change.  The Fund may consider moving this text to the introductory narrative for this section.

(b)                 Please move the text of the footnote that describes the Fund’s secondary benchmark, to the introductory narrative for this section.  Also, please correct this text to refer to the Fund’s bond market benchmark index, which is shown as the second benchmark in the table.

Response.

(a)                 The requested change will be made.  The disclosure regarding a change in the Fund’s bond benchmark index will remain as a footnote to the table.  The text of this disclosure will be revised to read as follows:

As of December 9, 2009, the fund replaced the Barclays Capital Government/Credit Bond Index with the Barclays Capital U.S. Aggregate Bond Index, which better reflects that portion of the fund’s investment strategy of investing in fixed-income securities.

(b)                 The requested changes will be made.  The following will be added to the introductory narrative:

The Barclays Capital U.S. Aggregate Bond Index is included as an additional broad-based market index.

John Hancock Global Opportunities Fund, a series of John Hancock Investment Trust

11.                Comment — Fund Summary — Principal Investment Strategies.  The Fund states that “A substantial portion of the fund’s assets may be invested in securities of foreign issuers on an ongoing basis.”  Please disclose whether the Fund will invest at least 40% of its assets in securities of foreign issuers given that the Fund’s name contains the word “Global.”  In addition, please state that the Fund “will” invest in such securities under normal market conditions, rather than it “may” do so.

Response.  The requested change will be made.  The statement regarding the Fund’s investment in foreign issuers will be revised to read as follows:

Under normal market conditions, the fund will invest at least 40% of its assets in the securities of foreign issuers.

John Hancock Large Cap Equity Fund, a series of John Hancock Investment Trust

12.                Comment — Fund Summary — Principal Investment Strategies.  For purposes of determining the capitalization range of the Fund’s principal investments, please state the capitalization range of the S&P 500 Index as of a recent date and please state the actual capitalization range of the Fund’s investments as of that date.

Response.  As of December 31, 2009, the capitalization range of the S&P 500 Index was $1.13 billion to $323.72 billion, and the capitalization range of the Fund’s investments as of that date was $53.74 million to $271.27 billion.  As of the same date, the weighted average market capitalization of the S&P 500 Index was $80.92 billion, and the weighted average market capitalization of the Fund was $52.77 billion.

John Hancock Sovereign Investors Fund, a series of John Hancock Investment Trust

13.                Comment.  Please explain the meaning of the term “Sovereign” in the Fund’s name.

Response

The term “Sovereign” in the Fund’s name refers to Sovereign Asset Management, LLC, the former name of the Fund’s current investment subadviser, MFC Global Investment Management (U.S.), LLC.

14.                Comment — Fund Summary — Principal Risks.  Given the range of market capitalizations in which the Fund will invest, please disclose that the Fund is subject to medium and smaller company risk.

Response.  The requested disclosure will be provided.  The Fund will add the following to the “Fund summary — Principal risks” section:

Medium and smaller company risk The prices of medium and small company stocks can change more frequently and dramatically than those of large company stocks.

The Fund also will add the following corresponding disclosure to the “Fund details — Risks of investing” section:

Medium and smaller company risk

Market risk and liquidity risk may be pronounced for securities of companies with medium-sized market capitalizations and are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. The securities of companies with medium and smaller market capitalizations may trade less frequently and in lesser volume than more widely held securities, and their value may fluctuate more sharply than those securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Investments in less seasoned companies with medium and smaller market capitalizations may present greater opportunities for growth and capital appreciation, but also involve greater risks than customarily are associated with more established companies with larger market capitalizations. These risks apply to all funds that invest in the securities of companies with smaller market capitalizations, each of which primarily makes investments in companies with smaller- or medium-sized market capitalizations.

John Hancock Financial Industries Fund, a series of John Hancock Investment Trust II

15.                Comment— Fund Summary — Principal Investment Strategies.  Given that the description of the risks of investing in foreign securities includes investing in emerging market countries, please disclose in this section that the Fund invests in emerging market countries.

Response.

The requested disclosure will be provided.  The following risk factor will be added to the “Principal investment strategies” section:

The fund may invest in companies located in emerging market countries.

16.                Comment— Fund Summary — Principal Risks.  Given that the Fund invests in “in stocks of U.S. and foreign financial services companies of any size,” please disclose that the Fund is subject to medium and smaller company risk.

Response.

The requested disclosure will be provided.  The following risk factor will be added to the “Principal risks” section:

Medium and smaller company risk The prices of medium and small company stocks can change more frequently and dramatically than those of large company stocks.

The Fund also will add the following corresponding disclosure to the “Fund details — Risks of investing” section:

Medium and smaller company risk

Market risk and liquidity risk may be pronounced for securities of companies with medium-sized market capitalizations and are particularly pronounced for securities of companies with smaller market capitalizations.  These companies may have limited product lines, markets or financial resources or they may depend on a few key employees.  The securities of companies with medium and smaller market capitalizations may trade less frequently and in lesser volume than more widely held securities, and their value may fluctuate more sharply than those securities.  They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Investments in less seasoned companies with medium and smaller market capitalizations may present greater opportunities for growth and capital appreciation, but also involve greater risks than customarily are associated with more established companies with larger market capitalizations.  These risks apply to all funds that invest in the securities of companies with smaller market capitalizations, each of which primarily makes investments in companies with smaller- or medium-sized market capitalizations.

17.                Comment— Fund Summary — Principal Investment Strategies.  Please disclose the criteria that the Fund uses to determine whether an issuer is a “financial services company.”

Response.  As disclosed in the “Fund summary — Principal investment strategies” section, the Fund defines financial services companies to include “banks, thrifts, finance companies, brokerage and advisory firms, real estate-related firms, insurance companies and financial holding companies.”  The Fund receives information regarding financial services company classifications from a third party vendor.  Through a quantitative and qualitative approach, the vendor generally reviews a company’s financial statements and assigns classifications based on the business activity that produces the majority of revenues for the company.

18.                Comment— Fund Summary — Principal Risks.  In this section, the Fund discloses that it is subject to “Industry or sector investing” risk, while the Fund’s SAI discloses that, as a fundamental investment policy, the Fund does not concentrate its investments in a single industry but “will ordinarily invest more than 25% of its assets in the financial services sector.”  Please clarify whether the Fund concentrates in an industry or in a sector and revise the prospectus disclosure accordingly.

Response

The Fund concentrates its investments in the financial services sector and will revise the “Industry or sector investing” risk factor to read as follows:

Sector investing risk Because the fund focuses on a single sector of the economy, its performance depends in large part on the performance of that sector.  As a result, the value of your investment may fluctuate more widely than it would in a fund that is diversified across sectors.  Banks and financial services companies could suffer losses when interest rates fall or economic conditions deteriorate.

In addition, the Fund will revise the corresponding disclosure under “Fund details — Risks of investing”:

Sector investing risk

When a fund’s investments are concentrated in a particular sector of the economy, they are not as diversified as the investments of most mutual funds and are far less diversified than the broad securities markets.  This means that concentrated funds tend to be more volatile than other mutual funds, and the values of their investments tend to go up and down more rapidly.  In addition, a fund that invests in a particular sector is particularly susceptible to the impact of market, economic, regulatory and others factors affecting that sector.

John Hancock Regional Bank Fund, a series of John Hancock Investment Trust II

19.                Comment.  Please explain how the Fund determines whether a company is a “regional” bank or lending company in contrast to other types of banks or lending companies.

Response.  As disclosed in the “Fund summary — Principal investment strategies” section, the Fund defines regional banks and lending companies to include “commercial and industrial banks, savings and loan associations and bank holding companies.”  The “Fund details — Risks of investing” section of the prospectus also includes within the definition of regional banks and lending companies “[c]ommercial banks (including ‘money center’ regional and community banks), savings and loan associations and holding companies of the foregoing….”  Similar to the method described in the Response to Comment 17 above, the Fund receives information regarding regional bank and lending company classifications from a third party vendor.  Through a quantitative and qualitative approach, the vendor generally reviews a company’s financial statements and assigns classifications based on the business activity that produces the majority of revenues for the company.

20.                Comment — Fund Summary — Principal Investment Strategies.  Please disclose the market capitalization range of the companies in which the Fund invests.  If appropriate in response to this question, add that the Fund is subject to medium and small company risk.

Response.  The requested disclosure will be provided.  The Fund will add the following sentence to the “Principal investment strategies” section: “These companies may be of any size.”

The Fund also will add the following to the “Fund summary — Principal risks” section:

Medium and smaller company risk The prices of medium and small company stocks can change more frequently and dramatically than those of large company stocks.

The Fund also will add the following corresponding disclosure to the “Fund details — Risks of investing” section:

Medium and smaller company risk

Market risk and liquidity risk may be pronounced for securities of companies with medium-sized market capitalizations and are particularly pronounced for securities of companies with smaller market capitalizations. These companies may have limited product lines, markets or financial resources or they may depend on a few key employees. The securities of companies with medium and smaller market capitalizations may trade less frequently and in lesser volume than more widely held securities, and their value may fluctuate more sharply than those securities. They may also trade in the over-the-counter market or on a regional exchange, or may otherwise have limited liquidity. Investments in less seasoned companies with medium and smaller market capitalizations may present greater opportunities for growth and capital appreciation, but also involve greater risks than customarily are associated with more established companies with larger market capitalizations. These risks apply to all funds that invest in the securities of companies with smaller market capitalizations, each of which primarily makes investments in companies with smaller- or medium-sized market capitalizations.

John Hancock Small Cap Equity Fund, a series of John Hancock Investment Trust II

21.                Comment — Fund Summary — Principal Investment Strategies.  For purposes of determining the capitalization range of the Fund’s principal investments, please state the capitalization range of the Russell 2000 Index as of a recent date and please state the actual capitalization range of the Fund’s investments as of that date.

Response.  As of December 31, 2009, the capitalization range of the Russell 2000 Index was $13.28 million to $5.05 billion, and the capitalization range of the Fund’s investments as of that date was $72.68 million to $5.36 billion.  As of the same date, the weighted average market capitalization of the Russell 2000 Index was $1 billion, and the weighted average market capitalization of the Fund was $1.33 billion.

John Hancock Greater China Opportunities Fund, a series of John Hancock Investment Trust III

22.                Comment — Fund Summary — Principal Investment Strategies.  The Fund discloses that it invests in companies that: “(1) have securities that are traded principally on stock exchanges in Greater China countries [China, Hong Kong or Taiwan],” and “(2) are organized under the laws of and conduct business in a Greater China country.”  Please explain in your response how these criteria expose the Fund to the risks inherent in investing in Greater China countries.

Response.  Management of the Fund believes that companies that both: (a) list their securities on Greater China stock exchanges; and (b) are organized and conduct business in Greater China, are uniquely positioned to directly benefit from economic advances in Greater China and are directly subject to the particular risks of investing in companies doing business in Greater China.

23.                Comment — Fund Summary — Principal Risks.  Please move the last sentence of “Foreign securities risk” relating to investing in Greater China to a separate risk factor and enhance the relevant disclosure.

Response.  The requested changes will be made.  The Fund will move this disclosure to a separate risk factor and will revise the new risk factor to read as follows:

Greater China risk  Investments in the Greater China region are subject to special risks, such as less developed or less efficient trading markets, restrictions on monetary repatriation and possible seizure, nationalization or expropriation of assets.  In particular, investments in Taiwan could be adversely affected by its relationship with China, and Hong Kong and Chinese markets could be hurt significantly by adverse governmental actions.  A small number of companies and industries represent a relatively large portion of the Greater China market as a whole.

Individual Fund SAI Comment

John Hancock Greater China Opportunities Fund, a series of John Hancock Investment Trust III

24.                Comment — SAI — Additional Information About the Fund’s Portfolio Managers.  The Fund discloses that, “In the case of the Fund, performance is measured against the Fund’s benchmark, the MSCI China Free Index.”  The Fund’s prospectus, however, states that the Fund’s benchmark index is the MSCI Golden Dragon Index.  Please state which index is the Fund’s benchmark and revise the prospectus or SAI, as appropriate.

Response.  The Fund’s benchmark index is the MSCI Golden Dragon Index.  The SAI will be revised to conform to the designation of the Fund’s benchmark index as disclosed in the prospectus, and will read as follows: “In the case of the Fund, performance is measured against the Fund’s benchmark, the MSCI Golden Dragon Index.”

______________________________________________________________________________________

The Staff has requested that the Trusts provide the following representations in their responses to the Staff comments.

In connection with the Amendments, each Trust acknowledges that:

•                     The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•                     Staff comments or changes to disclosure in response to Staff comments in the Amendment reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

•                     The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at 617-663-4324 or George P. Attisano of K&L Gates LLP, counsel to the Trusts, at 617-261-3240.

Sincerely,

/s/ Nicholas J. Kolokithas

Nicholas J. Kolokithas

Assistant Secretary